Mail Room 4561

December 9, 2005

Clifford A. Clark
Chief Financial Officer and Secretary
Market Central, Inc.
6701 Carmel Road, Suite 205
Charlotte, NC 28226

      Re: **Market Central, Inc.**
                Registration Statement on the Form S-4
                Filed November 10, 2005
                File No. 333-129621

                Schedule TO
                Filed November 10, 2005
                File No. 5-52523

Dear Mr. Clark:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE TO

Item 4. Terms of Transaction.

1.   It is unclear why you do not include disclosure regarding the securities held by the "investment limited partnership" disclosed in footnote (9) of the beneficial ownership table on page 78 of your registration statement on Form S-4 pursuant to Item 1004(b) of Regulation M-A. It is also unclear why this entity is not named as a greater than 5% beneficial owner of your common stock in that table in your registration statement. See Item 405 of Regulation S-B. Please revise or advise.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

2.   It appears that "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Warrants" on page 63 of your registration statement on Form S-4 also provides disclosure responsive to Item 1005(e) of Regulation M-A. Please revise or advise.

Item 11. Additional Information.

3.   It appears that "Legal Matters; Regulatory Approvals" and "Miscellaneous" do provide disclosure responsive to Item 1011(a)(2) of Regulation M-A. Please revise or advise.

Item 12. Exhibits

4.   Please revise your incorporation by reference of the registration statement on Form S-4, filed November 10, 2005, to more clearly identify the document being incorporated by reference.

FORM S-4

General

5.   We note your statement on page 52 that you lack sufficient capital resources to fully fund this offering. Please note that the staff's position is that while you may refer to an offering of this type as a rescission offer, the offer will not cure prior federal securities law violations. Please also note that we continue to view any securities that were originally restricted as restricted securities, unless later registered. Because you lack sufficient resources to fully fund the rescission offer, you should continue to disclose a contingent liability in your financial statements. Please also revise the prospectus to provide disclosure consistent with our position articulated herein.

6.   In the table on page 6, you indicate that the common stock issued upon conversion of the Notes will be "registered and freely tradable if converted prior to the expiration of the Offering Period." A similar statement exists on page 7 with respect to common stock to be issued upon exercise of the Warrants. Please provide us with an analysis of how these underlying shares of common stock will be registered and freely tradable. In that regard, we note that the Notes and Warrants as issued from May 2005 through September 2005 were not properly registered under the federal securities laws. In addition, this Form S-4 registers only the rescission of the Notes and Warrants and the common stock underlying those Notes and Warrants to be rescinded, not the original offer of those Notes and Warrants or any resale of those Notes and Warrants or any underlying common stock. Do you intend to file a registration statement for the resale of the Notes and Warrants and the underlying common stock? Please advise.

7.   In your description of the exchange offer, we note on page 56 that the B Notes and B Warrants will be transferable only to "accredited investors." Since both types of securities are registered in this registration statement, your basis for this statement is unclear. Please revise. Please also revise to disclose the purpose of structuring the exchange offer in such a manner that only the shares underlying the A Notes and A Warrants will be freely tradable. Please also tell what you intend to do with the registration statement at the end of the Offering Period. Do you plan to deregister the unsold shares of common stock?

8.   We note from your calculation of registration fee table that you are registering 3,164,788 shares of common stock issuable upon exercise of the B Warrants; however, on page 56 you disclose that these shares of common stock underlying the B Warrants will be restricted securities because they will not be issuable until after this registration statement is no longer effective. Please provide us with a detailed legal analysis of the exemption from registration upon which you intend to rely for the issuance of the shares of common stock upon exercise of the B Warrants.

9.   In addition, your calculation of registration fee table indicates that you are registering 5,319,958 shares of common stock underlying the "aggregate Notes issued in the rescission offer and the exchange offer." Based on the cover page of your prospectus, it appears that there are 4,790,957 shares of common stock underlying the Notes subject to the rescission offer alone. As such, are you registering only 529,001 shares of common stock underlying the notes to be issued in the exchange offer? In that regard, we note your statement in the prospectus that the shares of common stock issued upon conversion of the A Notes will be freely tradable if converted during the Offering Period. Please advise.

10.   It has come to our attention that you intend to rely on certain Blue Sky laws and/or regulations that provide exemption from registration in certain states where you intend to conduct your exchange offer. In particular, it has come to our attention that the North Carolina Securities Division has given you notice that the exemption from registration for which you intend to rely upon for the issuance of certain warrants may not be available to you. Please tell us the substance of your discussions with the North Carolina Securities Division and the status of their review. Please also tell us if any other state securities agencies have contacted you about these offerings and, specifically, objected to your reliance on claimed exemptions from registration in their state. Your disclosure on page 63 ("Legal Matters; Regulatory Approvals") and page 65 ("Miscellaneous") also should be revised in response to this comment.

11.   Throughout your prospectus, you discuss many different dates in connection with the Rescission Offer and the Exchange Offer and use defined terms to refer to these dates. See, for example, "Rescission Expiration Date," "expiration" of the Exchange Offer, "consummation" of the Exchange Offer, "consummation" of the Rescission Offer, "Offering Period," the period during which the B Notes are convertible, the period during which the B Warrants are exercisable, and "Expiration Date." These terms may cause confusion, especially because it appears that the Offering Period does not expire on the same date as the expiration of the Rescission Offer and the Exchange Offer. In addition, we note that you state that the Exchange Offer and the Rescission Offer expire on the same date, but that on page 29, you state the Exchange Offer expires "____, 2006" and the Rescission Offer expires "_____, 2005." Furthermore, it appears that the Exchange Offer ends at 12:00 midnight while the Rescission Offer ends at 5:00 p.m. the same day. Finally, we note your statement on page 44 that the Rescission Offer will be kept open for 30 days. Please fill in all blanks in your prospectus. Clarify whether "consummation" and "expiration" of the Rescission and Exchange Offers are the same date and time. You may wish to include a timeline to illustrate the relationship among the different dates and time periods.

Cover page

12.   You should revise your cover page to provide only the information required by Item 501(b) of Regulation S-B, and limit the cover page of the prospectus to one page. The more detailed information regarding the rescission and exchange offers should be removed.

Disclosure Regarding Forward-Looking Statements, page 10

13.   Please move your discussion on this page to a part of the prospectus that is not subject to Rule 421(d).

14.   We note the statement that the company assumes no obligation to publicly update or revise any forward-looking statements made in the prospectus. Please either delete this statement or explain how this position is consonant with your disclosure obligations. See Rule 13-4(e)(3).

Prospectus Summary, page 11

15.   The summary should be brief, should provide a brief overview of the key aspects of the offering, and should not contain all of the detailed information in the prospectus. Currently, your "summary" is 20 pages long and your question and answer section contains repetitive information and too much detail. In addition, we note that you have incorporated by reference this section into Item 1 of the Schedule TO filed November 10, 2005. Item 1001 of Regulation M-A similarly requires a brief description of the most material terms of the proposed transaction. Please revise this section to identify only those aspects of the offering that are most significant. See Item 503(a) of Regulation S-B. For example, you may wish to move much of the discussion regarding the mechanics of accepting or rejecting the Rescission and Exchange Offers to another part of the prospectus.

16.   Please include disclosure regarding the number of shares of common stock currently outstanding and the number of shares that are issuable upon conversion of the A and B Notes and Warrants.

Questions and Answers About the Rescission Offer

Why are we making the Rescission Offer?, page 17

17.   We note your disclosure that you determined to conduct this rescission offer because the May and September 2005 transactions "may not" have been exempt from registration and to address certain securities law compliance issues. You should expand your disclosure herein and throughout the prospectus, as appropriate, to specify the facts surrounding the suspected violations, the specific sections of the federal securities laws that may have been violated, and the aggregate dollar amount of contingent liability due to such violations, including interest created thereby. You should also revise to disclose that this rescission offer is being offered to reduce such contingent liabilities.

18.   You should further disclose that the offer may not reduce contingent liabilities because you do not have sufficient cash to fully fund the rescission offer.

If I do not accept the Rescission Offer, can I sell my Notes and Warrants? page 20
If I do not accept the Rescission Offer, can I sell any shares of Common…?, page 20

19.   Similar to our comment above, please provide us with an analysis to support your statement that upon completion of the Rescission Offer, the Notes and Warrants will be freely tradable under the federal securities laws. Similarly, please provide an analysis to support your statement that the common stock issued upon conversion or exercise that occurs when the registration statement of which this prospectus is a part is effective will be registered and freely tradable. Again, based on the calculation of fee table, it appears that you have registered only the rescission of the Notes and Warrants and underlying common stock, not the original offer or any resale.

20.   Please disclose the nature of the Notes, Warrants and underlying common stock that investors will hold, both during and after the Offering Period, if the investors reject both the Rescission Offer and Exchange Offer. Disclose whether the securities will be restricted securities and whether the securities will contain any restrictive legend similar to the one found on the Form of 2005 6.4% Senior Convertible Note filed as Exhibit 4.6 to this registration statement or on the Form of Warrant filed as Exhibit 4.11.

If I do not accept the Rescission Offer, can I sell any shares of Common…?, page 20

21.   In conjunction with our similar comment above, we note your disclosure that the shares of common stock underlying the original 6.4% Convertible Notes and warrants will be freely tradable so long as conversion or exercise of such securities occurs while the registration statement is effective. We note that the disclosure in your Schedule TO filed on June 10, 2005 stated that following the closing of the offering of the 6.4% Convertible Notes and warrants "and upon the demand of Noteholders holding not less 20% of the total Principal Amount of the Notes, the Company will undertake to register for resale all shares of Common Stock underlying" the Notes and all Note Warrants issued to Noteholders. Tell us whether securityholders who do not participate in the rescission or exchange offers will still have this demand registration right. Furthermore, provide a detailed analysis of the exemption from registration upon which you intend to rely for the issuance of shares pursuant to the conversion or exercise of these securities that occur after the close of the Offering Period.

What remedies and rights do I have now….?, page 21

22.   We note your disclosure that the staff is of the opinion that a person's right of rescission created under the Securities Act *may* survive this offering. However, the staff believes that under federal law an investor may still bring suit *regardless* of whether the rescission offer is accepted. Please revise accordingly.

23.   Please revise to address whether a less than fully funded rescission offer complies with the referenced state laws.

24.   We note your disclosure that you believe that the acceptance of the Rescission Offer will preclude investors from later seeking similar relief.   Please provide the legal basis for this belief considering the staff's position that acceptance or rejection of the offer of rescission does not bar holders from asserting any claims against you for alleged violations of federal securities laws.

How will the Rescission Offer be funded?, page 23

25.   Please revise to disclose the impact to the company if the offer is partially or completely accepted. Please disclose the amount of the rescission offer that you will be able to fund from your existing cash balances. Please also disclose the current cash on hand and how long you will be able to fund operations with this amount, absent additional capital resources. You should provide similar disclosure in the text of the first risk factor on page 36 and the second risk factor on page 38.

26.   Given that you do not currently have sufficient resources to fund the entire Rescission Offer, please disclose your intent if investors choose to rescind more Notes and Warrants than you have the cash to fund. For example, will you distribute the available funds pro rata?

27.   Please disclose that because you cannot cover the total amount of the rescission offer, the rescission offer may not reduce the contingent liabilities stemming from the possible federal and state securities law violations.

Questions and Answers About the Exchange Offer

If I accept the Exchange Offer, but do not exercise all of my A Warrants…?, page 28

28.   Revise to state the applicable exemption upon which you intend to rely for the issuance of common stock upon the exercise of B Warrants.

29.   We note your disclosure on page 31 that investors must make their own decision
       and consult with their own legal and tax advisors. Since investors are entitled to
       rely upon the legal and tax disclosure provided in the registration statement, it is
       not appropriate to state that they must consult their own legal and tax advisors.
       Please remove any such statements here and elsewhere in the prospectus.

Risk Factors

If you do not accept the Rescission Offer, the shares of Common Stock…, page 37

30.   Please separate the discussion regarding the limited market for your common
       stock so that it appears as a different risk factor and move it to the subsection
       regarding risks to your business. It appears that this risk may be applicable not
       only to the Rescission Offer, but to the Exchange Offer as well.

Rescission Offer

31.   For both the rescission and the exchange offer:

       •   Please confirm supplementally that the offer will be open for at least 20
           full business days to ensure compliance with Rule 14e-1(a). Further,
           please confirm that the expiration date will be included in the final
           prospectus disseminated to security holders and filed pursuant to the
           applicable provisions of Rule 424.

       •   Please revise to indicate that, in the event of a material change in the offer,
           including the waiver of a material condition, you will extend the offer
           period if necessary so that at least five business days remain in the offer
           following notice of the material change.

       •   Please describe any material conditions to the offer or affirmatively state
           that there are no such conditions. In that regard, we note your disclosure
           on page 62 referring to the "conditions of the offer."

32.   Please describe any withdrawal rights associated with the rescission offer. In
       addition, the Staff believes that the ability and intent to extend the offer period is
       material information. This information is particularly important when there are no
       withdrawal rights. Please expand your disclosure to discuss your ability to extend
       the offer.

Background, page 43

33.   Please revise to disclose the circumstances that gave rise to the uncertainty of the availability of the exemption upon which you relied for the unregistered offering of the original notes and warrants and your board of directors' subsequent decision to conduct this rescission offer. Disclose when and how the question of the availability of the claimed exemption from registration arose. This disclosure should also describe in detail how a rescission offer specifically addresses all "securities law compliance issues."

Funding the Rescission Offer, page 52

34.   Revise to quantify the amount of your current cash balances that are available to fund the rescission offer. Disclose in specific detail the affect on the company of a partially funded and a fully funded rescission offer.

The Exchange Offer

35.   Please disclose whether the security for the repayment of the A Notes and the B Notes is the same as the security for the Notes issued from May through September 2005. Please discuss the ranking of the A Notes and the B Notes as compared to the ranking of the Notes issued from May to September 2005.

Purposes of the Exchange Offer; Certain Effects of the Exchange Offer, page 53

36.   It appears from your disclosure that the purpose of the exchange offering is to accelerate the conversion of the notes to common stock in order to reduce the amounts payable as interest and dividends and to encourage early exercise of warrants to provide you with additional capital. We note your disclosure that your board approved terms of the exchange offer which allows investors who do not accept the rescission offer and to convert and exercise A Notes and A Warrants upon more favorable terms if converted and/or exercised on or prior to the expiration of the offering period, to receive a greater number of shares of freely tradable common stock than they would receive if they do not accept the exchange offer. Expand your disclosure to state the business purpose of also offering B Notes and B Warrants as part of this exchange offering.

Procedures for Tendering Notes and Warrants, page 60

Determination of Validity, page 61

37.   We note your statements here and elsewhere in the document that any determinations made by the company will be "final and binding upon all parties."

Please revise these statements to more precisely define their scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Withdrawal Rights, page 62

38.   Rule 13e-4(f)(2)(ii) requires that holders have a right to withdraw tendered securities after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. Please include disclosure to that effect.

Certain U.S. Federal Income Tax Considerations, page 66

39.   It appears that the tax consequences of the proposed rescission and exchange transactions, such as the readjustment of the principal amounts of the A Notes and B Notes relative to the Notes to "eliminate" adverse tax consequences, are material to investors and an opinion of counsel as to such consequences should be filed as an exhibit to the registration statement. See Item 601(b)(8) of Regulation S-B.

Part II

Item 26. Recent Sales of Unregistered Securities, page 113

40.   Please revise to provide all the information required by Item 701 of Regulation S-B, such as the persons or class of person to whom you issued the securities, the section of the Securities Act or the rule under which you claim exemption from registration and the facts relied upon to make that exemption available.

Exhibit 5.1: Opinion of Greenberg Traurig

41.   It does not appear that this opinion covers all the shares being registered in this registration statement. For example, the opinion does not cover the 339,804 shares of common stock that are the subject of the Rescission Offer, covers a different number of A and B Warrants, and covers a different number of common stock underlying the Notes and New Notes. Please advise or revise.

42.   Please delete the sentence "We express no opinion as to the applicability or effect of any laws, orders or judgments of any state or jurisdiction other than the substantive laws of the State of Georgia," or provide an opinion of counsel qualified to opine under Delaware law.

Signatures, page 116

43.   Please provide the signature of or designate the person signing the registration statement in the capacity of your principal financial officer and your controller or principal accounting officer, or person performing similar functions. See the Instructions to Form S-4.

*   *   *   *   *

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effectiveness date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effectiveness date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as the relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effectiveness date.

You may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any questions. In the alternative, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (678) 553-2431
        Gerald L. Baxter, Esq.
        Greenberg Traurig, LLP
        Telephone: (678) 553-2430